Filed Pursuant to Rule 424(b)(3)
SB-2 Registration Statement
SEC File No. 333-133500

PROSPECTUS SUPPLEMENT NO. 1
Prospectus Supplement dated October 26, 2007
to Prospectus declared
effective on July 7, 2006

PURE BIOSCIENCE

This prospectus supplement dated October 26, 2007, or this “prospectus supplement,” supplements and amends our prospectus dated July 7, 2006, relating to the offer and sale by the selling stockholders identified in such prospectus of up to 9,177,596 shares of our common stock. We refer to our prospectus dated July 7, 2006 as the “prospectus.” This prospectus supplement includes our attached Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2007. The financing described therein closed on October 19, 2007.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto. Capitalized terms used in this prospectus supplement but not otherwise defined herein shall have the meanings given to such terms in the prospectus.

Our common stock is quoted on the OTC Bulletin Board under the symbol “PURE”.

The last reported sales price per share of our common stock, as reported by the OTC Bulletin Board on October 25, 2007, was $7.40.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 26, 2007.

Unregistered Sales of Equity Securities.

On October 19, 2007 the Company sold 1,677,596 unregistered securities units to accredited investors at $5.03 per unit.  Each unit consisted of one share of PURE Bioscience common stock and one quarter of a five-year warrant to purchase PURE Bioscience common stock at $7.17 per share.  A total of 419,394 such five-year warrants were issued to the investors.  The offering purchase price represented an approximate 11% discount to the average closing price of the trailing ten days ending October 18, 2007.  The aggregate of shares sold represent approximately 6.7% of the prior outstanding shares.  The net proceeds to the Company were approximately $7.72 million.  A five-year warrant to purchase 167,776 shares of common stock at $8.60 per share was issued to Taglich Brothers, Inc. as the placement agent.  The net proceeds will be allocated to business development, research and development, working capital and other general corporate purposes.

The Company has agreed to file a registration statement with the Securities and Exchange Commission within ninety days of the closing for purposes of registering the resale of the common stock issued and sold in the private placement and the shares underlying the warrants issued to both the investors and the placement agent.

With respect to the unregistered sales made, the Company relied on Regulation D and Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The securities were offered to sophisticated, accredited investors who were provided all of the current public information available on the Company.

The above description, which summarizes the material terms of the Placement Agreement and Warrant, is not complete. Please read the full text of the Placement Agreement and Warrant, which have been filed with the Securities and Exchange Commission as Exhibits to an 8-K Current Report on October 25, 2007.